Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ABH Holdco, Incorporated
49 Immigration St. Suite 204
Charleston, SC 29403
www.islandbrandsusa.com

Up to $942,429.04 in Series CF Non-Voting Preferred Stock at $7.91
Minimum Target Amount: $9,998.24

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ABH Holdco, Incorporated
Address: 49 Immigration St. Suite 204, Charleston, SC 29403
State of Incorporation: SC
Date Incorporated: March 01, 2019

Terms:

Equity

Offering Minimum: $9,998.24 | 1,264 shares of Series CF Non-Voting Preferred Stock
Offering Maximum: $942,429.04 | 119,144 shares of Series CF Non-Voting Preferred Stock
Type of Security Offered: Series CF Non-Voting Preferred Stock
Purchase Price of Security Offered: $7.91
Minimum Investment Amount (per investor): $245.21

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Tier 1- $250

Exclusive Island Local Trucker Hat

Exclusive Island Local Sticker

Ownership certificate

Tier 2- $500

1 Exclusive Island Local Hat

1 Exclusive Island Local Sticker

2 Exclusive Island Local Pint Glasses

15% off for 1 year in Island Brands USA Merch Store

Island Local Founders Club "Lifetime Status"

Ownership certificate

Tier 3 - $1000

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local “Founders Club“ Lifetime Status

Ownership certificate

Tier 4 - $5000

5% Bonus Shares

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local “Founders Club“ Lifetime Status

Ownership certificate

Tier 5 - $10,000

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local “Founders Club“ Lifetime Status

Ownership certificate

Help Island Brands choose their next beer ! - You will help the Island Brands R&D team choose their next beer. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.

Tier 6 - $25,000

10% bonus shares

2 Exclusive Island Local Hat

2Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local “Founders Club“ Lifetime Status

Ownership certificate

A one acre oyster reef will be built in your name. This effort will help clean coastal waters, restore critical habitat and provide coastal buffering to our coastline. You will work with Island Brands USA to identify a location and name the oyster reef. A celebration event will be held in your honor once the oyster reef has been established.

Tier 7 - $50,000

15% bonus shares

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

30% off for 1 year in Island Brands USA Merch Store

Island Local “Founders Club“ Lifetime Status

Ultimate Island Getaway -Private air travel for you and one guest on Island Brands' Renegade Seaplane “High Vibe” from Fort Lauderdale to the crystal blue waters of the Bahamas.. Kick back with the Founders for an exclusive 4 day/3 night guided fishing lodge experience. This makes you an island local for life!

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

ABH HoldCo., Inc. (dba Island Brands USA) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Non-voting Preferred Stock at $7.91 / share, you will receive 110 shares of Series CF Non-voting Preferred Stock, meaning you'll own 110 shares for $791. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company

surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Island Brands USA is regional CPG beer company and lifestyle brand. The company's primary focus is on a top down retail grocery chain based strategy. The core tenants of the brand are to disrupt the multi national corporate factory beer companies with our better for you positioned all clean family of super premium beer. We utilize alternative media strategies to leverage the highest ROI on customer acquisition and have a robust retention strategy for brand loyalty and increased rate of sale.

ABH Holdco, Inc. has one wholly-owned subsidiary: American Beverages Holdings, LLC. On March 3, 2019, the LLC reorganized with the result of the transaction being that the existing members of the LLC exchanged their equity in the LLC for Common Shares in ABH Holdco, Inc. The LLC holds the current license issued by the South Carolina Department of Revenue Alcohol % Beverage Licensing Division for the production of its inventory.

Island Brands USA is a “d/b/a” name used for our products with our commercial partner for the production of Island product lines. The Company's IP is all owned by American Beverage Holdings LLC, a wholly owned subsidiary of ABH Holdco Inc.

Competitors and Industry

The US beer industry is dominated by a tri-opoly of multinational macro beer corporations. Their share of market is over *80 percent and the balance is craft beer. Island Brands USA is well positioned to capture market share from both sectors with our primary focus on the fastest growth sector of super premium sub category of macro beer. We are gaining significant traction and market share in the super premium category and are increasing shelf positions in these areas of the retail planograms of our major retailers. Some of our regional based competitors would be Yuengling and Corona.

Current Stage and Roadmap

Prior Development History

Island Brands USA since beginning operation in 2016, has quickly moved from startup through an emerging phase and into our growth stage where we are now. We have assembled a team of beer industry experts with a combined total of over 100 years of experience to execute on our hot brand and to create best in class operational excellence. We currently have four products on the market, Island Coastal Lager, Island Active, Island Lemonada, and Island Southern Peach . Our products our

distributed in seven southeast states; SC, NC, GA, FL, TN, AL, and VA. Our products are in available in grocery, convenience stores, and on-premise (bars and resturants) accounts.

Future Roadmap

As we continue to gain traction and increase month over month sales, we have no plans to slow down. In the next 6 months we will release additional flavors of our low calorie super premium Island Active beer, a new hard lemonade and hard tea FMB line, and a higher ABV product line targeting convenience stores and independent stores. These sub-categories target large verticles within the macro landscape with our higher quality all-clean products. We continue to increase our trajectory of Points of Distribution (PODs) as wells as our Rate of Sale (ROS) in our 7 SE states and expansion into 3 additional states. We expect 2022 to be a breakout year as we have built an experienced team and implemented additional technology to leverage and execute on the full potential of this brand family.

The Team

Officers and Directors

Name: Brandon Perry

Brandon Perry's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-CEO, Chief Marketing Officer
  Dates of Service: May 01, 2017 - Present
  Responsibilities: Operations and Marketing. Salary $300,000. Equity 4,015,770 shares of Common Stock.

- **Position:** Director
  Dates of Service: March 01, 2019 - Present
  Responsibilities: Board position

Other business experience in the past three years:

- **Employer:** Cooper Perry Fund
  Title: Executive Director
  Dates of Service: September 01, 2004 - Present
  Responsibilities: The Cooper Perry Fund has been created to accomplish three main goals: 1. Create awareness of brain trauma, specifically Meningitis and Encephalitis. 2. Raise funds for medical research, brain protection and preservation, and for brain trauma victims. 3. Continue the ongoing legacy of Cooper Perry's spirit. The Cooper Perry Fund supports various local and national charities.

Name: Scott Hansen

Scott Hansen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-CEO
  Dates of Service: May 01, 2016 - Present
  Responsibilities: Sales and Marketing. Salary $300,000. Equity 4,015,770 shares of Common Stock.

- **Position:** Director
  Dates of Service: March 01, 2019 - Present
  Responsibilities: Board position

Name: Derick Potts

Derick Potts's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Finance & Accounting. Salary $160,000.

Other business experience in the past three years:

- **Employer:** EHNH LLC
  Title: Director of Finance
  Dates of Service: January 01, 2016 - June 30, 2020
  Responsibilities: Finance.

Other business experience in the past three years:

- **Employer:** Derick Potts
  Title: Consultant
  Dates of Service: July 01, 2020 - June 01, 2021
  Responsibilities: Consulting.

Name: Josh Rogers

Josh Rogers's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Sales and Revenue Mgmt. Salary $150,000.

Other business experience in the past three years:

- **Employer:** AB-InBev
  Title: Commercial Director
  Dates of Service: September 01, 2016 - April 01, 2021
  Responsibilities: Commercial strategy.

Name: Robert Hickernell

Robert Hickernell's current primary role is with Open Minds Circle. Robert Hickernell currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April 01, 2021 - Present
  Responsibilities: General business advisement.

Other business experience in the past three years:

- **Employer:** Open Minds Circle
  Title: EVP
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Marketing

Other business experience in the past three years:

- **Employer:** Live Oak Associates
  Title: Consultant
  Dates of Service: October 01, 2017 - March 01, 2021
  Responsibilities: Marketing

Name: Michael J. Woods

Michael J. Woods's current primary role is with Blast Motion. Michael J. Woods currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April 01, 2021 - Present

Responsibilities: general business advisement

Other business experience in the past three years:

- **Employer:** Blast Motion
  Title: VP
  Dates of Service: April 01, 2014 - Present
  Responsibilities: Business development

Name: Michael Horn

Michael Horn 's current primary role is with Cubles. Michael Horn currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April 01, 2021 - Present
  Responsibilities: General business advisement

Other business experience in the past three years:

- **Employer:** Cubles
  Title: Chief Sales Officer
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Business strategy

Other business experience in the past three years:

- **Employer:** PopCultivator
  Title: Chief Business Development Officer
  Dates of Service: February 01, 2020 - Present
  Responsibilities: Head of business development for content creation company

Other business experience in the past three years:

- **Employer:** National Security Capital Advisors, LLC.
  Title: Partner - Research and Client Support Operations Management
  Dates of Service: March 01, 2020 - Present
  Responsibilities: Provides Mergers and Acquisitions advisory services, Growth Equity and Debt capital raise, Private Equity backed investments and acquisitions, management buy-outs, and strategic growth consulting related to companies desiring to expand their presence or prepare for sale predominantly within the National Security/Intelligence Community/CyberSecurity market

segment.

Other business experience in the past three years:

- **Employer:** Paladins.Agency
  Title: Co-Founder
  Dates of Service: November 01, 2020 - Present
  Responsibilities: Founder

Other business experience in the past three years:

- **Employer:** Mountain Troll LLC
  Title: Co-Founder
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Founder

Other business experience in the past three years:

- **Employer:** Power Up Factory
  Title: CEO
  Dates of Service: February 01, 2012 - December 01, 2018
  Responsibilities: Developer of licensed collectible merchandise.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series CF Non-voting Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in

addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series CF Non-voting Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced

to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our 2022 innovations. Delays or cost overruns in the development of our 2022 innovations and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in

manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Series CF Non-Voting Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that it is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 18 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed

unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations,

advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are Dependent Upon Contract Brewers to Produce our Commercial Products
We are dependent upon our contract brewing agreements with third party providers and the licensed use of their respective technology to provide us with a strategic market advantage in production, canning and distribution of our brands. If the contract brewing agreements with either company were terminated for any reason, then we may not be able to achieve our projected results and require significant additional capital in order to acquire similar advanced intellectual property and operations know-how in the beer industry.

There is no public market for our securities and there will be restrictions on the transferability of your interest.
There is currently no public market for any of our securities. We cannot assure you that any such public market will ever develop or be unrestricted in the future. Moreover, even if a public market does develop, any sale of our securities may be made only pursuant to an effective registration statement under federal and applicable state securities laws or exemptions from such laws. Therefore, investors should be prepared to hold their Shares for an indefinite amount of time.

The price of the Shares offered hereunder should not be regarded as an indication of any future market price for such Shares and may not represent their fair value.
The offering price of the Shares offered by us has been determined by us based on a number of factors, such as the prospects for our business and the industry in which we compete, an assessment of our management, our present operations and our earnings prospects, the present state of our development, our contract brewing agreements, our distributions network, and the general condition of the securities markets. The price should not, however, be regarded as an indication of any future market price for the Shares and does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value. Investors participating in this offering will experience immediate and substantial dilution in the net tangible book value of the Shares.

Our existing stockholders have, and may continue to have, control over the election of our directors and other corporate actions.
The existing holders of our stock currently have, and likely will continue to have, control over the election of our directors and approval of other corporate actions. This control over our affairs might be adverse to the interests of other stockholders.

There is no guarantee of a return on your investment.

There is no assurance that a purchaser of Shares will realize a return on investment and a Shareholder may lose their entire investment. There is also no assurance that the Company will ever have income sufficient to cover its expenses and have sufficient cash flow to make distributions to its Shareholders. Even if the Company makes distributions, there can be no guarantee concerning the timing or amounts of the distributions. The Company currently intends to retain all future earnings, if any, for the foreseeable future to support its business.

Your ownership of the Shares will be subject to dilution.
Only certain owners have preemptive rights. If the Company conducts subsequent offerings of or securities convertible into shares of capital stock of any class of securities, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase Shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares of capital stock. Furthermore, shareholders may experience a dilution in the value of their Shares depending on the terms and pricing of any future Share issuances (including the Shares being sold in this offering) and the value of the Company's assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for purchasers. Furthermore, we may be unable to register the securities for resale by purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to make an effective registration, Investors could be unable to sell their securities unless an exemption from registration is available. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

We have a limited operating history.
Our Company was formed on March 1, 2019. To date, our Company's primary focus has been on (i) developing our production and distribution network, (ii) building our brand awareness through aggressive marketing, and (iii) diversifying our risk through developing new flavor brands and multiple production facilities. Accordingly, the value of the business should be based upon an evaluation of the markets the Company has entered, new opportunities, and the intellectual property that the Company continues to develop.

The market for our products is intensely competitive.
We are competing with many new entrants into the craft beer market. Many of our

competitors have established market acceptance and have far greater financial, marketing, technological and other resources, experience, proven operating histories, and larger teams than we do. We expect to face strong competition from both well-established companies and small/independent producers. Significant competitive factors in our market include the size of the market, recent limited sales figures, and the high cost of marketing new products. If we are unable to compete successfully with established companies in our market, our business and results of operations could be adversely affected.

We rely heavily on certain vendors, suppliers and distributors, which could have a material adverse effect on our business, financial condition and results of operations.
Our ability to maintain consistent price and quality throughout our brands depends in part upon our ability to acquire specified products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We use a limited number of suppliers and distributors in various geographical areas. We do not control the businesses of our vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our products or whether our end product will be delivered fresh to the consumer. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could lead to disruptions to our distribution and would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our current vendors or other suppliers are unable to support our expansion into new markets, or if we are unable to find vendors to meet our supply specifications or service needs as we expand, we could likewise encounter supply shortages and incur higher costs to secure adequate supplies, which would have a material adverse effect on our business, financial condition and results of operations.

The distribution and sale of beer has historically been subject to a continuously changing tax regime.
Historically, there has been significant variation in the taxation of beer sales. As recently as December 2017, the "Tax Cuts and Jobs Act" was passed by Congress which provided, among other things, a temporary reduction in federal excise taxes on beer to $3.50 per gallon for the first 60,000 barrels for domestic brewers producing fewer than 2 million barrels annually. Further, individual states also impose excise taxes on alcoholic beverages in varying amounts. In the future, the excise tax rate could be increased by either the federal or state governments. Future increases in excise taxes on alcoholic beverages could have a material adverse effect on our business and financial condition.

Our pro forma financial statements and projections are subject to change and our financial and operating projections are subject to inherent risks.
Our pro forma financial statements have not been audited or reviewed by an independent certified public accountant. Accordingly, such statements are not

prepared in accordance with generally accepted accounting principles ("GAAP") and are subject to material adjustments as a result of future audit or review. The operational and financial projections and forecasts included in this Memorandum reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond our control. Accordingly, there is a risk that the assumptions made in preparing the projections, or the projections themselves, will prove inaccurate. There will be differences between actual and projected results, and actual results may be materially different from than those contained in the projections. The inclusion of the projections in this Memorandum should not be regarded as an indication that we or our management or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. The absence of notes to the financial statements renders the statements incomplete. Investors should not rely upon the financial statements without further inquiry of management to determine our historical financial position and performance and to better understand our prospects.

We are dependent upon certain key personnel.
We are dependent upon the services of a skilled business management team as well as a technical research and development team. The loss of the services of any of Brandon Perry or Scott Hansen within a short period of time could have a material adverse effect on the Company's business and could impair our ability to complete the rollout of our products and services. The Company's future success is also dependent upon its ability to attract and retain additional key employees, and if the Company cannot do so, then its business operations, financial condition, and results from operations may be adversely affected. The Company can make no assurance that such key personnel will remain in its employ or that it will be able to attract and retain key personnel in the future.

We will need to build and retain our personnel infrastructure at all levels.
We plan on continuing to grow rapidly, which will require the addition of new personnel throughout the Company. As we expand our production operations, sales and marketing efforts, and research and development activities, we will need to hire and retain skilled and semi-skilled employees. In a market where such qualified employees are in high demand, the inability to hire needed employees on a timely basis and/or the inability to retain those that we do hire could have a material adverse effect on our ability to meet the schedules of our business plan.

Pandemic Risk.
The spread of COVID-19 poses a risk to our investment timetables, our production and distribution cycles, and possibly our employees involved in the execution of our business plans. It is possible the virus may spread on one of our vendors facilities, and we may face lawsuits in relation COVID-19 issues. Additionally, we may face increased costs from continual heightened sanitation efforts. COVID-19 is a public and political crisis, and unknown disruptions may occur. The production of our brands is not a business that can be conducted by operating remotely or through video

conference, and Center for Disease Control or state mandates may force us to alter operations.

Regulatory requirements are cumbersome and expensive.
Each state in the United States has stringent government regulations controlling the craft beer market in those respective states. We may be required to obtain permits, licenses, or obtain approval from—and to pay fees, taxes, or duties to—a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market our products and operate efficiently.

The use of individually identifiable data by our business, our business associates and third parties is regulated at state and Federal levels.
Costs associated with information security—such as investment in technology, the costs of compliance with consumer protections laws and costs resulting from consumer fraud—could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company in the Future May Be Subject to Legal Proceedings and Litigation.
The Company may become party to lawsuits during the normal course of business. Litigation in general is often expensive and disruptive to normal business operations. In the beer industry, there is an ever-broadening array of legal and regulatory challenges that companies face. The Company may be required to address regulatory requests or enforcement proceedings or may be a defendant in a class action or other litigation. Any such claims, regardless of merit, could be time-consuming and expensive to litigate or settle, divert the attention of management, cause significant delays, materially disrupt the conduct of the Company's business and have a material adverse effect on the Company's business and financial results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Padgett Thomas, LLC (managed by Scott Hansen, 99% owned by Scott Hansen)	4,015,770	Common Units	28.9
Brandon Perry	4,015,770	Common Units	28.9

The Company's Securities

The Company has authorized Common Units, Series A Preferred Stock, Series B Preferred Stock, and Series CF Non-Voting Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 119,144 of Series CF Non-Voting Preferred Stock.

Common Units

The amount of security authorized is 16,500,000 with a total of 10,135,490 outstanding.

Voting Rights

Common Stock has the right to vote one vote per share on all matters upon which holders of Common Stock are entitled to vote. Additionally, certain founding holders of Common Stock are governed by a Shareholder Agreement. Approximately 1,003,950 shares of Common Stock have been reserved for future issuance pursuant to (and are governed by) the Company's 2020 Equity Incentive Plan (the "Plan"). There are no shares outstanding from the Plan as of the date of this offering.

Material Rights

Common Stock held by the founders of the Company are subject to transfer restrictions in the Company's Shareholder Agreement, which contain standard minority protection provisions such as a Right of Co-Sale, Participation Rights for Major Holders (at least 3% equity in the Company), and Drag-Along/Tag-Along Rights.

Stock Options

The Company has a total of 1,100,000 shares of Common Stock available for issuance pursuant to the Company's 2020 Equity Incentive Plan which are reserved but unissued. As of the launch of the Regulation CF offering, there have been no issuances

under the Company's 2020 Equity Incentive Plan.

Series A Preferred Stock

The amount of security authorized is 3,600,000 with a total of 3,116,740 outstanding.

Voting Rights

Each holder of Series A Preferred Stock has the right to vote one vote per share for major corporate actions; provided, however, all Series A Preferred Stock is subject to a Voting Rights and Irrevocable Proxy Agreement granting the CEO as each shareholder's proxy to vote on certain corporate matters.

Material Rights

Other Material Rights

Holders of Series A Preferred Stock are parri pasu with holders of Series B Preferred Stock with respect to material rights granted pursuant to the Company's Amended & Restated Investor Rights Agreement. Each Holder has certain information rights and Major Holders (3% or more equity in the Company) have inspection rights. Additionally, all holders of Series A Preferred Stock and Series B Preferred Stock have a pro rata participation right for any new securities issued by the company.

Rights of Series A/Series B Preferred Stock of ABH Holdco, Inc.

For the sake of clarity, Series CF Non-Voting Preferred Stock is non-voting stock and only has a conversion right to Common Stock with respect to a Deemed Liquidation Event as that term is defined in the Company's Articles of Incorporation, as amended (the "Articles"). The protective provisions afforded Series A Preferred Stock and Series B Preferred Stock in Article 2.3 of the Articles do not apply to Series CF Non-voting Preferred Stock. Pursuant to the Articles, holders of Preferred Stock shall participate ratably with respect to any Deemed Liquidation Event, subject to the Series A dividend right as explained further below.

Amended & Restated Investor Rights Agreement

Each Major Investor, which is defined as a shareholder who holds at least 1,500,000 shares of the Company's outstanding capital stock, has certain information and inspection rights pursuant to the Company's Amended & Restated Investor Rights Agreement. Additionally, each Major Investor has a right of first offer for any new securities issued by the Company. With respect to voting rights, a majority of the holders of Series A Preferred Stock and Series B Preferred Stock, respectively, have entered into an Irrevocable Proxy and Voting Agreement with the Company to have Brandon Perry serve as their proxy for all votes upon which shareholders are entitled to vote, except for major corporate actions.

Articles of Incorporation, as amended

All holders of Series A Preferred Stock and Series B Preferred Stock have certain

preferential rights as outlined in the Company's Articles of Incorporation, as amended (the "Charter"). Holders of the Company's preferred stock have a liquidation preference over holders of Common Stock with respect to certain mergers, consolidations or asset sales that would be deemed to be a liquidation event as defined by the Company's Charter. Upon any deemed liquidation event, holders of the Company's Series A Preferred Stock and Series B Preferred Stock have a right to convert their shares to shares of Common Stock of the Company immediately prior to any such transaction.

Subject to the Voting Agreement entered into by holders of the Company's Series A Preferred Stock and Series B Preferred Stock, for as long as there remains 25% of each class of Series A and Series B, then each class must approve by a majority the following actions of the Company:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Pre¬ferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termina¬tion of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

Divided Rights

Holders of only Series A Preferred Stock have a right to a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior to and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock).

Series B Preferred Stock

The amount of security authorized is 1,200,000 with a total of 572,827 outstanding.

Voting Rights

Each holder of Series A Preferred Stock has the right to vote one vote per share for major corporate actions; provided, however, all Series A Preferred Stock is subject to a Voting Rights and Irrevocable Proxy Agreement granting the CEO as each shareholder's proxy to vote on certain corporate matters.

Material Rights

Holders of Series A Preferred Stock are parri pasu with holders of Series B Preferred Stock with respect to material rights granted pursuant to the Company's Amended & Restated Investor Rights Agreement. Each Holder has certain information rights and Major Holders (3% or more equity in the Company) have inspection rights. Additionally, all holders of Series A Preferred Stock and Series B Preferred Stock have a pro rata participation right for any new securities issued by the company.

Rights of Series A/Series B Preferred Stock of ABH Holdco, Inc.

For the sake of clarity, Series CF Non-Voting Preferred Stock is non-voting stock and only has a conversion right to Common Stock with respect to a Deemed Liquidation Event as that term is defined in the Company’s Articles of Incorporation, as amended (the “Articles”). The protective provisions afforded Series A Preferred Stock and Series B Preferred Stock in Article 2.3 of the Articles do not apply to Series CF Non-voting Preferred Stock. Pursuant to the Articles, holders of Preferred Stock shall participate ratably with respect to any Deemed Liquidation Event, subject to the Series A dividend right as explained further below.

Amended & Restated Investor Rights Agreement

Each Major Investor, which is defined as a shareholder who holds at least 1,500,000 shares of the Company’s outstanding capital stock, has certain information and inspection rights pursuant to the Company’s Amended & Restated Investor Rights Agreement. Additionally, each Major Investor has a right of first offer for any new securities issued by the Company. With respect to voting rights, a majority of the holders of Series A Preferred Stock and Series B Preferred Stock, respectively, have entered into an Irrevocable Proxy and Voting Agreement with the Company to have Brandon Perry serve as their proxy for all votes upon which shareholders are entitled to vote, except for major corporate actions.

Articles of Incorporation, as amended

All holders of Series A Preferred Stock and Series B Preferred Stock have certain preferential rights as outlined in the Company’s Articles of Incorporation, as amended (the “Charter”). Holders of the Company’s preferred stock have a liquidation preference over holders of Common Stock with respect to certain mergers,

consolidations or asset sales that would be deemed to be a liquidation event as defined by the Company's Charter. Upon any deemed liquidation event, holders of the Company's Series A Preferred Stock and Series B Preferred Stock have a right to convert their shares to shares of Common Stock of the Company immediately prior to any such transaction.

Subject to the Voting Agreement entered into by holders of the Company's Series A Preferred Stock and Series B Preferred Stock, for as long as there remains 25% of each class of Series A and Series B, then each class must approve by a majority the following actions of the Company:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Pre¬ferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termina¬tion of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

Divided Rights

Holders of only Series A Preferred Stock have a right to a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior to and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock).

Series CF Non-Voting Preferred Stock

The amount of security authorized is 1,300,000 with a total of 946,979 outstanding.

Voting Rights

There are no voting rights associated with Series CF Non-Voting Preferred Stock.

Material Rights

There are no material rights associated with Series CF Non-Voting Preferred Stock.

What it means to be a minority holder

As a minority holder of Series CF Non-voting Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,995,518.84
  Number of Securities Sold: 3,583,630
  Use of proceeds: Working Capital
  Date: July 29, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Series B Preferred Stock
  Type of security sold: Equity
  Final amount sold: $796,223.63
  Number of Securities Sold: 572,827
  Use of proceeds: Working Capital
  Date: November 20, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Series CF Non-Voting Preferred Stock
  Type of security sold: Equity
  Final amount sold: $4,057,546.80
  Number of Securities Sold: 928,411
  Use of proceeds: Marketing & operations.
  Date: October 30, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Fiscal Year ended with December 31, 2019 versus December 31, 2020.

Revenue

Revenue for 2018 was $715,741, 2019 was $1,213,060, and revenue in 2020 $1,623,201.87. The improved performance was due to many factors, such as, building a team to sustain growth, and overall increase of Points of Distribution (PODs).

Cost of goods

Cost of goods in 2018 was $590,605, in 2019 it was $1,369,751, and in 2020 it was $1,484,172.76 The increase of COGS was primarily due to the changing of our brewing partner and transition to a more beer focused distributor network.

Gross margins

Our gross margins have suffered in 2019 versus 2020. This is due to the increase of the COGS and the increase of expenses. We are a rapidly growing company, we are working hard to increase cash flow and decrease COGS. We had an increase in COGS, due to the changing of our brewer and distributor network . We are in the process of reducing our COGs and increasing efficiencies in our supply chain.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and trademarks. Our expenses have increased from 2019 to 2020. This is due to the increased investment of building a foundation for growth, adding to our team and expansion of our marketing efforts.

Historical results and cash flows:

Historical results and cash flows

We belive that our historical results of growth should be something investors should expect in the future. In all aspects our company is gowing and our financials are proof of that. From the increasing amounts of barrels, to our inrease in sales, growth is evident.

In regards to cash flow, it is evident that more cash has been entering our comapny over the past year. That is due to our increasing number of points of distibution, which is a result of a growing team working diligently to sell our products. Investors should expect the same as we continue to grow Island Brands.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company is currently debt free, has cash on hand, and has no pursued additional forms of capital at this time.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company has raised other funds through shareholders to fund the operations of the company. These funds will help the Company grow at an accelerated pace with a focus on increased marketing efforts. Therefore, the funds of this campaign will assist in our ability to continue growing at a faster pace however is not critical to company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the funds from this campaign are not necessary to the viability of the company. The Company only plans to use the funds to accelerate growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, the company will be able to continue operating as a going concern, our company is not fully dependent on these funds.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, this will provide the Company the ability to grow and develop at a faster pace and we will be able to operate as our company is not fully dependent on these funds.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

No other additional capital contributions or raises have been contemplated at this time.

Indebtedness

Related Party Transactions

- **Name of Entity:** Padget Thomas
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Padget Thomas, a common stockholder, made a $25,000 loan to the Company for operations that was outstanding as of December 31, 2018.
  Material Terms: The Company repaid this loan during 2019.

Valuation

Pre-Money Valuation: $116,846,804.76

Valuation Details:

Island Brands USA is a fast-growing domestic premium beer brand that is on the doorstep to an even faster growth curve. We are in hyper growth mode and are scaling up in our current 7 state footprint and adding additional geography to our footprint through the remainder of 2021 and into 2022. The valuation provided considers the inherent latency, or long tail, of the extended sales cycle in the retail segment of the beer business. The retail mandates (commitments) we have in hand from our major retail grocery partners for the Spring retail planogram resets will fully realize the valuation when combined with our current rate of sale. In layman's terms, we are on pace to more than double our sales this year and expect 3-5 x sales in 2022. This doubling of sales in 2021 along with significant growth in Rate of Sale (ROS), Points of distribution (PODs), and strategic innovations in the growth vertical of Flavored Malt Beverages (FMBs). These significant gains along with the IRI scan data showing we are leading in growth percentages with all our current products brings us to a valuation of 120-150MM.

This valuation doesn't include all of our international traction (Carnival Cruise Lines, Bahamas and Costco China), as well as any new on-premise (bars and restaurants) opportunities that we may or may not gain due to residual COVID uncertainties. We were a retail focused brand family ahead of the pandemic and have only strengthened our retail position with third party scan data (sales at the register). Lastly, we have invested in and added industry vets to anchor our ops, sales and marketing teams create some operational excellence on the sales, marketing and operations sides.

The Company determined it's pre money valuation based on analysis of the following factors.

1) 12 month look back and the trajectory of Points of Distribution (PODs) and POD gains into the trade using 2021 average rate of sale (ROS) tied to those increases.

2) Retail grocery beer sales POD growth has a long tail sales cycle (latency) and is typically determined in the 4th quarter for the coming year. Our 2021 POD placements are increasing exponentially for 2022 and our rate of sale can be projected forward

based on previous (2020) ROS on these PODs.

3) Our Coming innovations and IP portfolio is strong and adds significant value to the Brand equity.

4) We have used a very conservative approach to our forecasting and valuation using our team that has over 100 years of experience in the beer business.

5) We are partners with 46 of the best in class beer focused distributors in our footprint with 99.9% market coverage servicing over 150,000 potential accounts and a sales force in the thousands.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully-diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.24 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Funds will be utilized on various marketing expenses. Such as loyalty app software, ambassador management software, PR, consumer and retail activations.

- *Operations*
  56.5%
  The remaining funds will be used for operating expenses. Such as, salaries and talent acquisition costs.

If we raise the over allotment amount of $942,429.04, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Funds will be utilized on various marketing expenses. Such as loyalty app

software, PR, consumer and retail activations.

- *Operations*
  56.5%
  It will be utilized on operating expenses, such as salaries.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.islandbrandsusa.com (https://www.islandbrandsusa.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ABH Holdco, Incorporated

[See attached]

ABH HOLDCO, INC.

Financial Statements for the calendar
Years Ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

March 12, 2021

To: Board of Directors, ABH HOLDCO INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of ABH HOLDCO INC (a corporation organized in Delaware), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, member equity, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, member equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As a result, there is substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group, LLC
Aurora, Colorado

February 1, 2021

ABH HOLDCO, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Auditor's Report and Notes to the Financial Statements

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	474,686	$	160,168
Accounts receivable		37,721		244,951
Prepaid expenses and other current assets		41,679		4,671
Total current assets		554,086		409,790
Fixed assets, net of accumulation depreciation		38,552		57,269
Other assets		24,288		37,140
Total Assets	$	616,926	$	504,199
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts payable	$	90,052	$	142,017
Credit cards payable		34,212		9,856
Accrued liabilities		59,488		66,719
SBA loan payable		124,500		--
Total Current Liabilities		308,251		219,592
Total Liabilities		308,251		219,592
OWNERS' EQUITY				
Common Stock (1,440,000 shares of stock authorized, 903,549 shares issued and outstanding as of December 31, 2020)		16,850		16,850
Preferred Stock		2,931,939		1,871,623
Retained deficit		(2,640,114)		(1,571,980)
Total Owners' Equity		308,675		240,390
Total Liabilities and Owners' Equity	$	616,926	$	494,904

ABH HOLDCO, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 1,622,495	$ 1,213,060
Less: Cost of goods sold	1,485,064	1,369,751
Gross profit	137,432	(156,690)
Operating expenses		
Selling, general and administrative	1,457,009	747,435
Marketing	296,686	259,310
Total operating expenses	1,753,695	1,006,745
Net Operating Income (Loss)	(1,616,263)	(1,163,122)
Interest income (expense), net	(542)	(20,591)
Other income (loss)	582,954	48,510
Depreciation (expense)	(3,398)	(3,398)
Tax provision (benefit)	0	0
Net Income (Loss)	$ (1,037,249)	$ (1,138,601)

ABH HOLDCO, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Auditor's Report and Notes to the Financial Statements

	Common stock	Preferred stock	Membership interest	Retained Earnings	Total Owners' Equity
Balance as of January 1, 2019	**$ 0**	**$ 0**	**$ 16,850**	**$ (464,264)**	**$ (447,414)**
Conversion of membership interest to corporation; recapitalization	16,850		(16,850)		0
Issuance of preferred stock		1,871,623			1,871,623
Net loss				(1,138,601)	(1,138,601)
Balance as of December 31, 2019	**16,850**	**$ 1,871,623**	**$ 0**	**$ (1,602,865)**	**$ 285,608**
Issuance of equity		1,060,316			1,060,316
Net loss				(1,037,249)	(1,037,249)
Balance as of December 31, 2020	**16,850**	**2,931,939**	**$ 0**	**$ (2,640,114)**	**$ 308,675**

ABH HOLDCO, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Auditor's Report and Notes to the Financial Statements

	2020	2019
Operating Activities		
Net Income (Loss)	$ (1,037,249)	$ (1,138,601)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: Depreciation and amortization	3,398	3,398
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	207,230	(175,599)
(Increase) Decrease in inventory	0	190,867
(Increase) Decrease in prepaid expenses	(37,008)	5,689
(Increase) Decrease in other assets	12,852	(37,140)
Increase (Decrease) in accounts payable	(51,965)	4,644
Increase (Decrease) in credit card payable	24,356	(2,737)
Increase (Decrease) in accrued liabilities	(7,231)	(113,500)
Net cash used in operating activities	(885,617)	(1,262,979)
Investing Activities		
(Acquisition) disposition of fixed assets	15,319	(43,382)
Net cash used in operating activities	15,319	(43,382)
Financing Activities		
Proceeds/(paydown) of related party note payable	0	(25,000)
Proceeds/(paydown) of line of credit	0	(387,209)
Prceeds from SBA loan payable	124,500	0
Proceeds from issuance of preferred stock	1,060,316	1,871,623
Net change in cash from financing activities	1,184,816	1,459,414
Net change in cash and cash equivalents	314,518	153,053
Cash and cash equivalents at beginning of period	160,168	7,115
Cash and cash equivalents at end of period	$ 474,686	$ 160,168

ABH HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
See Auditor's Report
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

ABH HOLDCO, INC. (which may be referred to as the "Company", "we," "us," or "our") was formed March 2019 in South Carolina. As part of a corporate reorganization, the Company acquired all of the membership interest in American Beverage Holdings, LLC ("ABH LLC") from ABH LLC's shareholders in exchange for all of the common stock of the Company. ABH LLC was formed in May 2016 in South Carolina. ABH LLC, now a wholly owned subsidiary of the Company, remains the operating entity of the Company. The Company designs, distributes and sells carbonated energy beverages.

Since Inception, the Company has relied on securing loans, issuances of preferred stock and product sales to fund its operations. As of December 31, 2020, the Company had negative retained earnings and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements do include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

The Company is presenting the consolidated results of ABH LLC and the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn

or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $474,686 and $159,855 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had net fixed assets of $38,552 and $57,269, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables,

inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its products. The Company records the revenue when the products have been delivered to their customers.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the Company had $37,721 and $244,951 of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2013 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company paid off a line of credit and a related-party note payable in 2019.

In 2020, the Company received a loan backed by the SBA and as authorized by the CARES Act of 2020 in response to the COVID-19 pandemic. The loan was given under the Paycheck Protection Program ("PPP") whereby some or all of the portion of the loan can be forgiven if certain terms of the loan are met. The Company was notified that all of the balance and the accrued interest has been forgive as of January 2021.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and has or will file the 2020 tax returns. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has two classes of stock. The Company has authorized 1,440,000 shares of Common Stock and 340,000 shares of Series A Preferred Stock. In 2019 as part of the reorganization with ABH LLC, the members of the LLC acquired all of the common stock of the Company in exchange for their membership interests in ABH LLC.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not believe it has material related-party transactions that require disclosure beyond customary compensation agreements with employees who may also be shareholders.

Padget Thomas, a common stockholder, made a $25,000 loan to the Company for operations that was outstanding as of December 31, 2018. The Company repaid this loan during 2019.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") securities under the revised Regulation CF regulations. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through March 11, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Island Brands

Crisp. Clean. Crushable.


ISLAND
BRANDS
USA
CRISP. CLEAN. CRUSHABLE.... BEER

Website · Charleston, SC · FOOD & BEVERAGE

$0.00 raised
$4,057,547 previously crowdfunded

0 Investors	**$117M** Valuation
$7.91 Price per Share	**$245.21** Min. Investment
Preferred Shares Offered	**Equity** Offering Type
$942K Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Island Brands USA produces all clean, better for you, super premium beer, using only the highest quality ingredients. A competitively priced mainstream 'better for you' beer brand that leverages best in class digital technology and is proudly American made and owned.

Overview Team Terms Updates Comments Follow

Reasons to Invest

1. Island Brands continues to outpace our competition in the domestic premium beer category.


IRi
Growth delivered.
#1
Island Brand Family- #1 FASTEST GROWING
12-Pack Brand family in the US
#1 FASTEST GROWING IN THE SOUTHEAST
Active is the #1 FASTEST GROWING Domestic Light Beer Brand in the Southeast
#3 FASTEST GROWING IN THE SOUTHEAST
Island Coastal Lager is the #3 FASTEST GROWING 12-PACK Super Premium Domestic in Southeast
#1 2021 DOMESTIC INNOVATION BRAND IN THE US
Island Southern Peach 6-Packs are the #1 2021 DOMESTIC INNOVATION Brand in the US
#2 2021 DOMESTIC INNOVATION BRAND IN THE US
Island Lemonada 6-Packs are the #2 2021 DOMESTIC INNOVATION BRAND in the US (Launched May 2021)

2. Our growth trajectory, Premium brand position, manufacturing capacity, and go to market strategy enables us to leverage our success to scale and grow quickly in the domestic and international markets.

3. The domestic beer market is valued at over $116 billion and beer consumption is up over 10% in the Southeast footprint where Island Brands is currently distributed.

4. Island beer is distributed by 46 "best in class" beer focused distributor partners that service 120,000+ points of distribution in our footprint.


CRISP, CLEAN
&
Crushable
ISLAND
COASTAL LAGER

Island Brands are made for thrill seekers, outdoor enthusiasts, and beer drinkers everywhere. Whether you're hitting the trail or riding the swell, a cold, crisp Island is the perfect companion. Born on the coast, enjoyed wherever your next adventure takes you.

OVERVIEW

The Founding Story

The Island Brands' story began on a rum soaked trip to Cuba, when founders Scott Hansen and Brandon Perry discovered that the country had low quality and very limited options when it came to beer. They set out on a mission to make better beer more accessible to Cuba. Brandon and Scott, both serial entrepreneurs, began working to perfect a recipe for an all-clean, easy-drinking beer and, after two years of recipe testing, Island Coastal Lager was born. The duo quickly realized they had created something very special, combined with their branding and digital technology, that could compete with the biggest beer brands in the market. While there are still political obstacles that we face with getting the beer to Cuba, Island Brands has already flourished throughout the Southeastern US.







BRAND ADVANTAGE


THE CLEAN CHOICE
AMERICAN OWNED
AMERICAN MADE
ISLAND
Better
FOR YOU

Our goal to bring better beer to Cuba hasn't changed, but now we have an even bigger mission: to bring our all clean, easy drinking beer brand family to the world.

THE PROBLEM

Consumers have a quandary of choices between products produced by corporations and craft brands.

The choices are confusing and it's become harder for consumers to find a brand they can call their own.


WHERE WE LIVE
VALUE
PREMIUM
SUPER PREMIUM
HIGH MARGIN WITH DOMESTIC VELOCITY
IMPORTS
CRAFT

THE SOLUTION

An all-clean, better-for-you beer brand leveraging digital technology and best in class branding to grow and engage our raving fan community.

Our solution was to create a brand family and new sub vertical of all-clean, super-premium beer products. We brew our beers using only water, malted barley, yeast and hops. Our portfolio is anchored by two core flagship products in the market: Island Coastal Lager and Island Active.


ISLAND
COASTAL LAGER
• American Super Premium Lager
• Easy drinking at 4.5% ABV
• Highest quality, all clean ingredients.
• Crisp, Clean, Crushable
• American made and American owned
ISLAND
COASTAL LAGER


ISLAND
ACTIVE
• Island Active is a crisp and clean super premium domestic light lager.
• Perfect fit for active lifestyle
• Gluten Reduced
• Only 88 Calories and 2.6 carbs
• 4.2% ABV
• Crisp, Clean, Crushable
ISLAND
ACTIVE
88


ISLAND
LEMONADA
• Super premium beer & fresh squeezed lemons
• Thirst quenching & delicious
• 4.5% ABV
• Crisp, Clean, Crushable
• American made and American Owned
ISLAND
LEMONADA


ISLAND
SOUTHERN PEACH
• Super premium beer & juicy sun ripened peaches, fresh brewed with Southern Tea
• A fresh twist on a southern classic
• 4.5% ABV
• Crisp, Clean, Crushable
• American made and American owned


SOLD IN OVER 1200 PUBLIX STORES!
ISLAND
TAKE IT EASY PACK

COMING SOON


ISLAND
POMELO
• Super premium beer & juicy pomelo grapefruit
• Thirst quenching & delicious
• 4.5% ABV
• Crisp, Clean, Crushable
• American made and American Owned

** Images used are in the prototype phase, Island Pomelo is not currently available on the market.*


ISLAND
GET ACTIVE PACK

** Images used are in the prototype phase, Island Get Active Pack is not currently available on the market.*

ISLAND HARD VARIETY PACK


ISLAND
HARD
VARIETY PACK
HARD LEMONADE
HARD TEA

With the introduction of the Island Hard Tea and Island Hard Lemonade brand families we are targeting the massive opportunity to disrupt the category by bringing cleaner, better for you FMB products to mass market, big box, chain retail, convenience stores and general market.

TOTAL (US) FLAVORED MALT BEVERAGE (FMB) MARKET REVENUE

$2.7 BILLION

HARD LEMONADES MAKE UP FOR	HARD TEAS MAKE UP FOR
25%	**21%**
$673 MILLION	**$577 MILLION**
WITH ONE BRAND FAMILY ACCOUNTING FOR **53%** OF TOTAL REVENUE	WITH ONE BRAND FAMILY ACCOUNTING FOR **99.5%** OF TOTAL REVENUE

**Images used are in the prototype phase, Island Hard Variety Pack is not currently available on the market.*

** Source


LIME MARGARITA
STRAWBERRY DAIQUIRI
TROPICAL PUNCH
10% ABV
CRUSH
Coming Soon

With the introduction of the CRUSH Brand Family we are targeting the explosive growth and opportunities in the FMB category with specific emphasis on the chain and independent convenience store verticals.

TOTAL (US) FLAVORED MALT BEVERAGE (FMB) MARKET REVENUE

$2.7 BILLION

HARD TEAS AND LEMONADES MAKE UP FOR 38% OF TOTAL REVENUE, LEAVING 62% OF THE MARKET OPEN FOR BEVERAGES LIKE CRUSH WHICH EQUALS

$1.47 BILLION

** Images used are in the prototype phase, CRUSH is not currently available on the market.*

** Source

PERKS

INVEST IN ISLAND

TIER 1 $250

- 1 Exclusive Island Local Hat
- 1 Exclusive Island Local Sticker
- 1 Ownership Certificate

TIER 2 $500

- 1 Exclusive Island Local Hat
- 1 Exclusive Island Local Sticker
- 2 Exclusive Island Local Pint Glasses
- 15% off Island Brands Merch Store for 1 year
- Island Local Founders Club "Lifetime Status" and Ownership Certificate

TIER 3 $1,000

- 2 Exclusive Island Local Hats
- 2 Exclusive Island Local Stickers
- 4 Exclusive Island Local Pint Glasses
- 25% off for 1 year in Island Brands USA Merch Store
- Island Local "Founders Club" Lifetime Status and Ownership Certificate

TIER 4 $5,000

- 5% Bonus Shares
- 2 Exclusive Island Local Hats
- 2 Exclusive Island Local Stickers
- 4 Exclusive Local Pint Glasses
- 25% off for 1 year in Island Brands USA Merch Store
- Island Local "Founders Club" Lifetime Status and Ownership Certificate

TIER 5 $10,000

- 5% Bonus Shares
- 2 Exclusive Island Local Hats
- 2 Exclusive Island Local Stickers
- 4 Exclusive Local Pint Glasses
- 25% off for 1 year in Island Brands USA Merch Store
- Island Local "Founders Club" Lifetime Status and Ownership Certificate
- Help Island Brands develop their next beer! - You will help the Island Brands R&D team develop their next beer. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.

TIER 6 $25,000

- 10% Bonus Shares
- 2 Exclusive Island Local Hats
- 2 Exclusive Island Local Stickers
- 4 Exclusive Local Pint Glasses
- 25% off for 1 year in Island Brands USA Merch Store
- Island Local "Founders Club" Lifetime Status and Ownership Certificate
- A one acre oyster reef will be built in your name. This effort will help clean coastal waters, restore critical habitat and provide coastal buffering to our coastline. You will work with Island Brands USA to identify a location and name the oyster reef. A celebration event will be held in your honor once the oyster reef has been established.

TIER 7 $50,000

- 15% Bonus Shares
- 2 Exclusive Island Local Hat
- 2 Exclusive Island Local Sticker
- 4 Exclusive Island Local Pint Glasses
- 30% off for 1 year in Island Brands USA Merch Store
- Island Local "Founders Club" Lifetime Status and Ownership Certificate
- Private air travel for you and one guest on Island Brands' Renegade Seaplane "High Vibe" from Fort Lauderdale to the crystal blue waters of Andros, Bahamas. Kick back with the Founders for an exclusive 4 day/3 night guided fishing lodge experience. This makes you an Island Local for life!


ISLAND
LOCAL

ISLAND LOCAL HAT


ISLAND

ISLAND LOCAL PINT GLASSES


ISLAND
LOCAL

ISLAND LOCAL STICKER

TIER 5


ISLAND

HELP ISLAND BRANDS DEVELOP THEIR NEXT BEER!


NAME AN
OYSTER BED!
TIER 6


TIER 7
ISLAND
GETAWAY
Private air travel for you and one guest on Island Brands' Renegade Seaplane "High Vibe" from Fort Lauderdale to the crystal blue waters of Andros, Bahamas. Kick back with the Founders for an exclusive 4 day/3 night guided fishing lodge experience. This makes you an Island Local for life!

*ALL PERKS OCCUR WHEN THE OFFERING IS COMPLETED

OUR TRACTION

Major week over week growth in 2021 and the #1 fastest growing beer brand family in the Southeast.

CURRENT DISTRIBUTION


Domestic USA
2022 Expansion Markets

Along with rapidly expanding Domestic distribution, we are exporting Island beer to international markets, including the Bahamas and to China with Costco International.
Island Coastal Lager is also served fleetwide on Carnival Cruise lines, providing exposure to over 14 million passengers annually.

Major Retailers That Carry Island Brands:


Publix
FOOD & PHARMACY
RETAILERS


Carnival
Sets Sail On All 23 Ships In The Carnival Fleet
11 MILLION+
IMPRESSIONS
IN PRINT ON
ALL MENUS
PORTS IN
MD, SC, TX, FL, CA, AL,
VA, NY, WA, LA, HI

INTERNATIONAL


Bahamas
China

THE MARKET

A focus on retail has positioned Island Brands to outperform the market.

116 BILLION DOMESTIC BEER MARKET

+12%	+13%	+10%
CRAFT & DOMESTIC PREMIUM BEER SALES	TOTAL UNITED STATES BEER CONSUMPTION	WHERE WE CURRENTLY DISTRIBUTE IN THE SOUTHEAST US

Source

We have seen major growth in our company and the beer industry as a whole, since the onset of COVID19. Island brands has solidified it's position to compete in major retail where most consumers are purchasing their beer. Where most companies have been adversely affected by the pandemic, Island Brands is growing at a rate of approximately 75% overall compared to prior years. Island Brands has the second highest YOY growth for beer brands in the Southeast and the highest growth in the largest major grocery chain in the Southeast region.

THE BUSINESS MODEL

Retail focused lifestyle beer brand with expanding distribution and strategic data driven marketing plan.


MADE FOR
ACTIVE LIFESTYLES
88 CALORIES, 2.6 CARBS, 4.2% ABV
ISLAND
ACTIVE

Our current distribution footprint is in the Southeastern United States, selling into major grocery, independent retailers, convenience stores, bars, restaurants, and venues, statewide in VA, NC, SC, TN, GA, AL, and FL. Island Brands also exports to the Bahamas, China, and fleetwide on Carnival Cruiselines.

DISTRIBUTION FOOTPRINT

BY THE NUMBERS

3	41	7
COUNTRIES	BEER DISTRIBUTORS (2,275 SALES REPS)	STATES

A COMBINED ADDRESSABLE MARKET OF **38 MILLION** POTENTIAL CUSTOMERS

As a retail-focused brand, we continue to experience high growth. Our pricing strategy puts us exactly where we want to be on the retail shelves, usually at the same price or lower than the Premium Domestic and Import beers we compete with.

POINTS OF DISTRIBUTION


134%
INCREASE
7,606
10,197
2020
2021 (YTD)

ESTIMATED TOTAL PODS
Within the next 60 days
(additional 1,200+)

10,000+

CONSUMER VERTICALS



HEALTH & FITNESS | MUSIC & ARTS | UNIVERSITY | SPORTS & OUTDOORS | FOOD & BEVERAGE

Our branding DNA has timeless heritage in its design elements and an authentic lifestyle overlay that makes us easily discoverable and shareable to our target consumer market.

INTELLECTUAL PROPERTY

ISLAND COASTAL LAGER
REGISTERED TRADEMARK
MAY 8, 2018 | #5466227

ISLAND ACTIVE
REGISTERED TRADEMARK
MAY 5, 2020 | #6048646

ISLAND LEMONADA
TRADEMARK LIVE
#88573473

ISLAND SOUTHERN PEACH
TRADEMARK LIVE
#90077909

MADE FOR EASY DRINKING
REGISTERED TRADEMARK
JUNE 2, 2020 | #6071173

MADE FOR ACTIVE LIFESTYLES
TRADEMARK LIVE
#88632382

ALL IP IS OWNED BY AMERICAN BEVERAGE HOLDINGS LLC

All trademarks are owned by the companies subsidiary American Beverage Holdings LLC.

We are not only a beer brand, but an authentic and exciting lifestyle brand. Our omni-channel lifestyle marketing strategy uses the latest digital media platforms to go deeper into our markets and to engage our Island brands community.

Authentic Lifestyle Brand:


PRESENCE ON ALL SOCIAL PLATFORMS
INSTAGRAM
FOLLOWERS:
70,329
AVG. 2021 IMPRESSIONS
5,832,486
PER MONTH
ISLANDER:
IS·LAND·ER / NOUN
Brand ambassadors who embody the Island lifestyle & are masters of their craft

HOW WE ARE DIFFERENT

Disrupting the market with our all clean, better for you products.

Leveraging bleeding edge digital technology, we believe allows Island Brands to disrupt the beer industry like no other time in history. Our community of raving fans continues to grow and accelerate our sales wherever the products are available.

THE VISION

Expanding global distribution while growing deeper connections with our community of raving fans.

We will continue to innovate products with only the finest ingredients. Island Brands is committed to our loyal community of fans that support our mission to bring better quality beer and an authentic lifestyle brand to the world.


ISLAND
ACTIVE








ISLAND

NEW TO THE ISLAND


ISLAND
CABANA
BAR
Now Open!
BY LAND OR SEA
LOCATED RIGHT ON THE WATER!


ISLAND
PASSPORT
DOWNLOAD TODAY!
40% OF USERS HAVE CLAIMED A RECEIPT
ISLAND
PASSPORT
GET IT ON
Google Play
Download on the
App Store

OUR LEADERSHIP

Meet The Founders

Co-Founder Brandon Perry is a serial entrepreneur, has founded, built and or successfully exited companies in the technology, finance, SaaS, marketing and consumer package goods verticals over his career.

Co-Founder Scott Hansen is a connector and innovator that has consistently brought value to partners and shareholders alike. A Citadel graduate, he has started and successfully exited companies in the healthcare, technology, and marketing verticals.



A strong, diverse team with a common goal to disrupt the beer industry

We assembled a team with over 100+ years of combined experience that come from a wide array of professional backgrounds, in technology, marketing, consumer packaged goods (CPG), and from some of the most beer recognized brands in the world. Our team moves decisively and has chosen to break from convention so we can disrupt and innovate in the beer space! We are making history in the beer industry and are aligned to meet the ever changing needs of a high growth brand.

WHY INVEST

A trailblazing premium lifestyle beer company on a mission to bring better beer to the world








ISLAND
ACTIVE
88




ISLAND
ISLAND

Our mission is to bring our all-clean brand family and infectious lifestyle branding to the world. Help us spread good vibes and come along for the ride!

February 2016

Cuba Trip

Cuba trip that inspired Brandon and Scott to import quality beer into Cuba

March 2017

Island Coastal Lager

Island Coastal Lager recipe developed and 1st brewed

October 2017

Island Coastal Lager launched!

Island Coastal Lager launched in 12oz 6 packs with Breakthru Beverage Group in South Carolina

April 2018

Distribution expanded

Island Coastal Lager distribution expanded to Georgia, Alabama, North Carolina, and Florida

May 2018

Distribution footprint in Publix Supermarkets

Island Coastal Lager 12oz six pack gains distribution throughout its footprint in Publix Supermarkets

October 2018

Carnival Cruiseline launch

Island Coastal Lager launches 16oz fleetwide on all Carnival Cruiseline ships

May 2019

Anheuser-Busch distribution rights

Anheuser-Busch wholesaler network in AL, GA, NC, and SC acquired the rights to distribute Island Coastal Lager

October 2019

Omni-channel marketing campaign launch

Footprint wide omni-channel marketing campaign launched including television

January 2020

Wide Distribution in Walmart

Island Coastal Lager gains wider distribution in Walmart

February 2020

Island Active launched!

Island Active brand launched, mentioned in Forbes and gains distribution in Walmart, Publix, and other grocery chains

March 2020

Miller-Coors distribution rights

Miller-Coors wholesaler network in Florida acquires the rights to distribute Island Brands

June 2020

Costco International distribution

Island Brands gains distribution with Costco International in China

In the Press

Forbes TheStreet GARDEN&GUN Outside

SHOW MORE

Meet Our Team



Scott Hansen

Scott Hansen CO-Founder, CO-CEO



Brandon Perry

Co-Founder, CMO, CO-CEO



Derick Potts
CFO



Josh Rogers
Chief Revenue Officer



Robert Hickernell
Board Member



Michael J. Woods
Board Member



Michael Horn
Board Member

Offering Summary

Company	ABH Holdco, Incorporated
Corporate Address	49 Immigration St. Suite 204, Charleston, SC 29403
Offering Minimum	$9,998.24
Offering Maximum	$942,429.04
Minimum Investment Amount (per investor)	$245.21

Terms

Offering Type	Equity
Security Name	Series CF Non-Voting Preferred Stock
Minimum Number of Shares Offered	1,264
Maximum Number of Shares Offered	119,144
Price per Share	$7.91
Pre-Money Valuation	$116,846,804.76

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Tier 1- $250

Exclusive Island Local Trucker Hat

Exclusive Island Local Sticker

Ownership certificate

Tier 2- $500

1 Exclusive Island Local Hat

1 Exclusive Island Local Sticker

2 Exclusive Island Local Pint Glasses

15% off for 1 year in Island Brands USA Merch Store

Island Local Founders Club "Lifetime Status"

Ownership certificate

Tier 3 - **$1000**

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local “Founders Club“ Lifetime Status

Ownership certificate

Tier 4 - $5000

5% Bonus Shares

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local “Founders Club“ Lifetime Status

Ownership certificate

Tier 5 - $10,000

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local “Founders Club“ Lifetime Status

Ownership certificate

Help Island Brands choose their next beer ! - You will help the Island Brands R&D team choose their next beer. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.

Tier 6 - $25,000

10% bonus shares

2 Exclusive Island Local Hat

2Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local “Founders Club“ Lifetime Status

Ownership certificate

A one acre oyster reef will be built in your name. This effort will help clean coastal waters, restore critical habitat and provide coastal buffering to our coastline. You will work with Island Brands USA to identify a location and name the oyster reef. A celebration event will be held in your honor once the oyster reef has been established.

Tier 7 - $50,000

15% bonus shares

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

30% off for 1 year in Island Brands USA Merch Store

Island Local “Founders Club“ Lifetime Status

Ultimate Island Getaway -Private air travel for you and one guest on Island Brands' Renegade Seaplane “High Vibe” from Fort Lauderdale to the crystal blue waters of the Bahamas.. Kick back with the Founders for an exclusive 4 day/3 night guided fishing lodge experience. This makes you an island local for life!

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

ABH HoldCo., Inc. (dba Island Brands USA) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Non-voting Preferred Stock at $7.91 / share, you will receive 110 shares of Series CF Non-voting Preferred Stock, meaning you'll own 110 shares for $791. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Island Brands Main Video</u>

Speaker 1: We've been pretty busy since the last time we checked in with you guys.

Speaker 2: And we've got some amazing updates to share with you. Island Brands is available in seven southeast states.

Speaker 1: And thousands of major retailers. Finally got an office to serve as our world headquarters.

Speaker 2: In a jail.

Speaker 1: On an island.

Speaker 2: On an island.

Speaker 2: In an old jail on an island.

Speaker 1: Check out the view.

Speaker 2: We hired a rock star team, help us make history in the beer space.

Speaker 1: We still like to take it easy.

Speaker 2: Our mission to bring better beer to the world has not wavered one bit. We pioneered a new category of all clean, super premium beers. After a year of recipe development-

Speaker 1: ... We launched Island Active.

Speaker 1 and 2 together: Only 88 calories and 2.6 carbs. Whoa.

Speaker 1: We wear a lot of hats over here at Island Brands ... And action.

Speaker 2: We're making a lot of great progress in the market-

Speaker 1: ... but we still have a lot of work to do.

Speaker 1: We started a brand ambassador program- Speaker 2: ... for cool people doing cool stuff.

Speaker 1: You know we love music so we hired a director of tunes.

Speaker 2: We upgraded our rides and started a fishing team to spread your [inaudible 00:01:42] on the water.

Speaker 1: One thing that hasn't changed is our commitment to giving back.

Speaker 2: Check out our share the love page at IslandBrandsUSA.com. And we're launching the

first of our cabana bars.

peaker 1: You can come by land or by sea. We launch fleet wide on Carnival cruise lines.

Speaker 2: [inaudible 00:02:04], what is that?

Speaker 1: We're exporting.

Speaker 2: Where?

Speaker 1: To the Bahamas.

Speaker 2: Hey. Last but not least, we've got some exciting new innovations, Island Southern Peach and Island Lemonada.

Speaker 1: Help us spread good vibes.

Speaker 1 and 2 together: And come along for the ride.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Filing ID: 210423-1131562

Filing Date: 04/23/2021

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF AMENDMENT

Pursuant Section 33-10-106 of the 1976 South Carolina Code of Laws, as amended, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. The name of the corporation is:

ABH Holdco, Inc.

2. Date of Incorporation is: 03/01/2019

3. Agent's Name and Address:

Palmetto Corporate Services LLC
(Name)

940 Johnnie Dodds Blvd Suite 201
(Street Address)

Mt. Pleasant, South Carolina 29464
(City, State, Zip Code)

4. On 04/23/2021, the corporation adopted the following Amendment(s) of its Articles of Incorporation:

Additional Amendment: Article 4 of the Corporations Amended Articles of Incorporation shall be amended to state as follows: (see attached)

5. The manner, if not set forth in the Amendment, in which any exchange, reclassification, or cancellation of issued shares provided for in the Amendment shall be effected, is as follows:

ABH Holdco, Inc.

Name of Corporation

6. Complete either "a" or "b", whichever is applicable.

a. ☒ Amendments adopted by shareholder action. At the date of the adoption of the Amendment, the number of outstanding shares of each voting group entitled to vote separately on the Amendment, and the vote of such shares was:

Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Number of Votes Represented at the Meeting	Number of Undisputed Shares* For	-OR- Against
Common	9,035,490	9,035,490	9,035,490	9035490	0
Series A	3,302,610	3,302,610	1,964,930	1964930	0
Series B	572,827	572,827	359,304	359304	0

***Note:** Pursuant to Section 33-10-106(6)(i) of the 1976 South Carolina Code of Laws, as amended, the corporation can alternatively state the total number of disputed shares cast for the amendment by each voting group together with a statement that the number of votes cast for the amendment by each voting group was sufficient for approval by that voting group.

b. ☐ The Amendment(s) was duly adopted by the incorporators or board of directors without shareholder approval pursuant to Section 33-6-102(d), 33-10-102 and 33-10-105 of the 1976 South Carolina Code of Laws, as amended, and shareholder action was not required.

7. Unless a delayed date is specified, the effective date of these Articles of Amendment shall be the date of acceptance for filing by the Secretary of State (see Section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended) ____________________.

Date: 04/23/2021

Name of Corporation:

ABH Holdco, Inc.

Signed as Filer: Callie McLaughlin
Signature

Scott Hansen
Type or Print Name

COO
Office

ticle 4 of ABH Holdco, Inc. Articles of Amendment

The corporation hereby amends Article 3(b) of its Articles of Incorporation to read as follows:

"The corporation is authorized to issue more than one class of shares:

Class of Shares	**Authorized Share Number in Each Class**
Common	16,500,000
Series A Preferred	3,600,000
Series B Preferred	1,200,000
Series CF Non-Voting Preferred	1,300,000
Total Authorized Stock	**22,600,000"**

Business Name: ABH Holdco, Inc

Signature Page for a Secretary of State Business Filing

ompleted, scanned, and attached to any business filing where one of the following is true.

y signs the digital form on behalf of official signee.

- An attorney's signature is required. (Articles of Incorporation for Corporation and Benefit Corporation)

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(Officer, Incorporator, Director, Agent, Partner, etc)
Required for forms where the signee is not present upon online submission and a filing party is providing a digital signing on their behalf. If the provided space is not enough, please attach multiple pages.

Scott Hansen	4/22/2021
Name	Date
	COO
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position

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